05006466



SUMITOMO METAL INDUSTRIES,LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

March 3, 2005

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

SUPPL

RECEIVED
2005 MAR 14 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated March 3, 2005 (Outlook for business performance in the period ending March 31, 2005, and annual dividend)

Very truly yours,

PROCESSED
MAR 17 2005
THOMSON FINANCIAL



Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.



cc: The Bank of New York

March 3, 2005
Sumitomo Metal Industries, Ltd.

Outlook for business performance in the period ending March 31, 2005, and annual dividend

The outlook for the Company's business performance for the period ending March 31, 2005 is shown below.

1. Consolidated figures (units: billion yen)

	Sales	Operating profit	Recurring profit	Net income
Current outlook (Published March 3, 2005)	1,230 (approx.)	163 (approx.)	150 (approx.)	90 (approx.)
Previous outlook (Published November 10, 2004)	1,220 (approx.)	163 (approx.)	150 (approx.)	85 (approx.)
(Reference) Actual figures for the previous interim period	1,120.8	93	68.7	30.7

2. Non-consolidated figures (units: billion yen)

	Sales	Operating profit	Recurring profit	Net income
Current outlook (Published March 3, 2005)	770 (approx.)	115 (approx.)	95 (approx.)	60 (approx.)
Previous outlook (Published November 10, 2004)	760 (approx.)	115 (approx.)	95 (approx.)	55 (approx.)
(Reference) Actual figures for the previous interim period	711.7	73.6	57.7	23.7

3. Business performance forecast
[Qualitative information relating to the business performance forecast]
Although there are signs of a slowing down of growth in personal consumption, the Japanese economy in current period ending March 31, 2005 is making a slow but steady recovery, along with the steady recovery of the global economy, due to a considerable improvement in corporate profits and growth in investment in plant and equipment.

In the steel industry, domestic demand continues to be bullish, due to sales to manufacturers of automobiles, ships as well as private-sector investment in plant and equipment. On the export front, shipments are continuing at a relatively high level, reflecting the movement of the global economy. Due to this increased demand for steel materials, raw material constraints are a factor in rising costs; nevertheless, the Company is striving to improve profitability by working to secure stable supplies of raw materials, placing a priority on providing stable supplies of steel to its customers, and continuing efforts to improve steel prices.

For the current period, the Company expects to achieve the levels set forth in the previous outlook for sales, operating profit and recurring profit. Consolidated recurring profit is expected to be a record 150 billion yen.

Consolidated net income, at approximately 90 billion yen, is expected to be 5 billion yen higher than in the previous outlook, due to an increase in gains from the sales of stock.

4. Dividend

At today's meeting of the Board of Directors, the Directors decided to propose at the General Shareholders' Meeting that a dividend per share of 4 yen be paid, raising the dividend per share by 2.5 yen over the previous period.

(Reference: outstanding debt)

It is expected that the Company will make a greater reduction in the level of its consolidated outstanding debt than that set forth in the Medium-Term Business Plan, from 1,171.2 billion yen at the beginning of the fiscal year to approximately 895 billion yen at the end of the period, exceeding the previous outlook by more than 25 billion yen and bringing outstanding borrowing below the 900-billion-yen mark.

(units: billion yen)

	End of March 2004	End of September 2004	End of March 2005	Medium-Term Business Plan End of March 2005
Consolidated	1,171.2	1,050.8	<920 approx.> 895 (approx.)	1,090
Non-consolidated	806.8	729.7	<630 approx.> 620 (approx.)	760

Note: Figures in parentheses are from the previous outlook.

Forward-Looking Statements

This press release contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipated," "believes," "estimates," "expects," "plans," "intends" and similar expressions. Similarly, statements herein that describe the company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese or other countries' laws and regulations, including with regard to taxation and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company disclaims any intent or obligation to update these forward-looking statements.

(Reference)

1. Nationwide crude steel production volume
   Forecast for the FY2005 ending March 31,2005 113 million tons (approx.)

2. Our company's crude steel production volume (Consolidated)

(ten thousand tons)

	Result for the first half of FY2004	Result for the FY 2004	Result for the first half of FY2005	Target for the FY 2005
Consolidated(*)	634	1,278	638	1,283 (approx.)

(*) include Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & steel Corporation

3. Average price of steel products (Non-consolidated)

(thousand yen / ton)

	Result for the first half of FY2004	Result for the FY 2004	Result for the first half of FY2005	Target for the FY 2005
Non-Consolidated	67.0	66.5	72.2	76 (approx.)

4.Export ratio (Non-Consolidated total for whole company by monetary value)

	Result for the first half of FY2004	Result for the FY 2004	Result for the first half of FY2005	Target for the FY 2005
Non-Consolidated	36%	35%	37%	37% (approx.)

5.Outstanding debt

(billion yen)

	Results for the end of March 2004	Results for the end of eptember 2004	Targets for the end of March 2005
Consolidated	1,171.2	1,050.8	<1,090> 895 (approx.)
Non-Consolidated	806.8	729.7	<760> 620 (approx.)

Figures in parentheses are from the Medium-Term Business Plan

6.Extraordinary profits and losses (consolidated)

(billion yen)

	Forecasts for the FY2005
Extraordinary profit Gain on sales of investment securities	29 (approx.)
Provision for retirement allowances	△7 (approx.)
Loss from disaster	△4 (approx.)
Loss from restructuring on business	△10 approx.)
Loss on disposal of fixed assets	△15 (approx.)
Extraordinary losses total	△36 (approx.)
Extraordinary profits and losses total	△7 (approx.)

7. Exchange rate

(yen / $)

Result for the first half of FY2004	Result for the FY 2004	Result for the first half of FY2005	Forecast for the FY 2005
118	113	110	108 (approx.)

8.Effect on profits of yen appreciation by one yen (Consolidated)

Forecast for the FY2005 1.2 billion yen per year (approx.)

9.Analysis of factors affecting profits and losses (Consolidated)

Exchange rate (TTM)

FY2004 result: 113 yen/$ → FY2005 result: 108 yen/$

FY2004 results → FY2005 targets

Reasons for improvement of profits sand losses	(billion yen)	Reasons for deterioration of profits and losses	(billion yen)
Cost improvement	14.0	Exchange rate fluctuation	△6.0
Changes in sales composition and pricing, etc.	166.3	Raw material price, etc.	△90.0
		Loss from typhoon	△3.0
Total	180.3	Total	△99.0

Recurring profits

FY2004 result: 68.7 billion yen → FY2005 result: 150 billion yen

81.3 billion yen improvement

10.Segment Information

(billion yen)

	Results for the first half of FY2005		Targets for the FY2005	
	Sales	Operating Profits and losses	Sales	Operating Profits and losses
Steel	507.5	78.5	1,075 (approx.)	164 (approx.)
Engineering	22.0	△2.2	60 (approx.)	△5 (approx.)
Electronics	23.4	0.9	50 (approx.)	1 (approx.)
Other	20.8	1.1	45 (approx.)	3 (approx.)

(billion yen)

	Results for the first half of FY2004		Results for the FY2004	
	Sales	Operating Profits and losses	Sales	Operating Profits and losses
Steel	479.4	46.7	962.0	93.4
Engineering	25.6	△1.8	68.8	△3.7
Electronics	21.9	△0	46.6	0.4
Other	23.1	1.1	43.2	2.8